OPERATING AGREEMENT
ALULA FILM LLC

Effective Date: June 10th, 2026
This Operating Agreement (the "Agreement") is entered into by and between Michael Mammoliti and Manasvi Mamgai (collectively, the "Members") for ALULA FILM LLC, a Delaware limited liability company (the "Company").

1. Formation

The Company is organized as a Delaware limited liability company under the Delaware Limited Liability Company Act (the "Act"). This Agreement governs the affairs of the Company and the rights and obligations of the Members.

2. Name and Principal Office

The name of the Company is ALULA FILM LLC. The principal office and registered agent shall be maintained as required under Delaware law and may be changed by unanimous written consent of the Members.

3. Purpose

The purpose of the Company is to own, develop, exploit, finance, produce, distribute, license, sell, and otherwise commercially exploit the motion picture project presently known as 'ALULA' and any related intellectual property, derivatives, sequels, remakes, television adaptations, merchandising, ancillary rights, and other lawful activities.

4. Intellectual Property

The Company shall own or hold all right, title, and interest acquired in connection with the screenplay ALULA written by Frank Coraci and Hank Woon and all associated intellectual property acquired by or assigned to the Company. All Company-owned intellectual property shall remain Company property unless transferred by unanimous written consent.

5. Members and Ownership

The Members are Michael Mammoliti (50% Membership Interest) and Manasvi Mamgai (50% Membership Interest). The Membership Interests are fully voting and economic interests.

6. Capital Contributions

The Members acknowledge that they have each contributed equal capital and/or value to the Company.

Manasvi Mamgai: $25,000

Michael Mammoliti: $25,000

The Members agree to continue funding the Company, when approved by the Members, on an equal 50/50 basis. Unless otherwise unanimously agreed in writing, additional capital calls shall be contributed equally by the Members. Failure to contribute shall not automatically dilute ownership unless both Members execute a written amendment providing for such dilution or another agreed remedy.

7. Management

The Company shall be member-managed. Each Member shall possess equal management authority. Material decisions, including financing, borrowing, sale or license of material assets, admission of new members, mergers, dissolution, litigation settlements, budgets, employment of key personnel, and transfers of intellectual property shall require unanimous written approval.

8. Profits and Losses

Profits, losses, distributions, and tax allocations shall be allocated 50% to each Member unless otherwise required by applicable law.

9. Books, Records and Taxes

Complete books and records shall be maintained. The fiscal year shall be determined by the Members. Tax elections shall be made as unanimously approved.

10. Transfers

No Member may transfer any membership interest without the prior written consent of the other Member, except to a permitted estate-planning entity controlled by the transferring Member.

11. Fiduciary Duties

Each Member shall act in good faith, deal fairly with the Company, avoid self-dealing unless fully disclosed and unanimously approved, and maintain confidentiality of Company information.

12. Indemnification

To the fullest extent permitted by Delaware law, the Company shall indemnify each Member and Company representative acting in good faith on behalf of the Company.

13. Dissolution

The Company may be dissolved only by unanimous written consent or as otherwise required by the Act. Upon dissolution, Company assets shall first satisfy creditors, then reserves, and remaining assets shall be distributed equally to the Members.

14. Governing Law

This Agreement shall be governed by the laws of the State of Delaware.

15. Dispute Resolution

The Members shall first attempt to resolve disputes through good-faith negotiation, then mediation. Any unresolved dispute shall be resolved by binding arbitration under the Commercial Arbitration Rules of the American Arbitration Association unless the Members unanimously agree otherwise. Venue shall be Delaware.

16. Miscellaneous

This Agreement constitutes the entire agreement, may only be amended by a written instrument signed by both Members, contains a severability clause, waiver clause, counterparts provision, and electronic signature provision.

Execution

Member	Signature / Date
Michael Mammoliti	[signature] 6/10/2026
Manasvi Mamgai	[signature] 6/10/2026